UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10683

MBNA Corporation

(Exact name of registrant as specified in its charter)

1100 North King Street, Wilmington, DE  19884-0131
(800) 362-6255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 1/2% Cumulative Preferred Stock, Series A
Adjustable Rate Cumulative Preferred Stock, Series B

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value
MBNA Capital A 8.278% Capital Securities, Series A, guaranteed by MBNA Corporation to the extent described therein
MBNA Capital B Floating Rate Capital Securities, Series B, guaranteed by MBNA Corporation to the extent described therein
MBNA Capital C 8.25% Trust Originated Preferred Securities, Series C, guaranteed by MBNA Corporation to the extent described therein
MBNA Capital D 8.125% Trust Originated Preferred Securities, Series D, guaranteed by MBNA Corporation to the extent described therein
MBNA Capital E 8.10% Trust Originated Preferred Securities, Series E, guaranteed by MBNA Corporation to the extent described therein

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, MBNA Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2005	/s/ Kenneth A. Vecchione
Name: Kenneth A. Vecchione
Title: Chief Financial Officer